                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            SIBIA NEUROSCIENCES, INC.
                            (Name of Subject Company)

                                MERCK & CO., INC.
                               MC SUBSIDIARY CORP.

                                    (BIDDERS)
                          COMMON STOCK, $.001 PAR VALUE
                                 (INCLUDING THE
                               ASSOCIATED RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)
                                    825732100

                         (CUSIP NUMBER OF COMMON STOCK)
                                CELIA A. COLBERT
                               MC SUBSIDIARY CORP.
                              C/O MERCK & CO., INC.
                                 ONE MERCK DRIVE
                      WHITEHOUSE STATION, NEW JERSEY 08889
                                 (908) 423-1000
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                            GARY P. COOPERSTEIN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
                            ------------------------
                            CALCULATION OF FILING FEE

==============================================================================
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
------------------------------------------------------------------------------
              $85,935,212                            $17,187.04
==============================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $8.50, FOR 9,703,769 SHARES OF COMMON STOCK OUTSTANDING AS OF JULY 23, 1999, PLUS THE NUMBER OF SHARES ASSUMED ISSUABLE PURSUANT TO THE SHARE OF OUTSTANDING CONVERTIBLE PREFERRED STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

   AMOUNT PREVIOUSLY PAID:             N/A
   FORM OR REGISTRATION NO.:           N/A
   FILING PARTY:                       N/A
   DATE FILED:                         N/A

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MERCK & CO., INC.
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) |_|
                                                                       (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

             WC

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) or 2(f)                                                  |_|

-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW JERSEY

-------------------------------------------------------------------------------
7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,308,897

-------------------------------------------------------------------------------
8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|

-------------------------------------------------------------------------------
9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             44.9%(1)
-------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON (See Instructions)
             CO

-------------------------------------------------------------------------------

--------

    (1) Merck & Co., Inc. ("Merck"), MC Subsidiary Corp. ("Merger Sub") a direct wholly owned subsidiary of Merck, and SIBIA Neurosciences, Inc. ("SIBIA") entered into an Agreement and Plan of Merger (the "Merger Agreement") as of July 30, 1999 providing for, among other things, the merger of SIBIA with and into Merger Sub. Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub entered into a Shareholders Agreement dated July 30, 1999 (the "Shareholders Agreement") with certain shareholders of SIBIA (the "Lock-up Shareholders") as follows: (i) The Salk Institute for Biological Studies - 1,933,461 shares; (ii) Skandigen AB - 986,696 shares; and (iii) William T. Comer
- 267,900 shares and 189,790 options exercisable within 60 days. Under the Shareholders Agreement, the Lock-up Shareholders have agreed, subject to the terms thereof, to tender all of their shares of SIBIA Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Lock-up Shareholders have also granted Merger Sub a proxy to vote their shares, representing approximately 34.1% of the issued and outstanding shares of SIBIA Common Stock as of July 23, 1999, in favor of the merger. Simultaneously with the execution and delivery of the Merger Agreement, Merck also entered into an Option Agreement (the "Company Option") pursuant to which SIBIA granted to Merck an option to purchase 1,931,050 shares of Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Merck and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.9% of the issued and outstanding shares of SIBIA Common Stock as of July 23, 1999.

      The foregoing summary of the Shareholders Agreement and Company Option is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 14D-1.

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       MC SUBSIDIARY CORP.

-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       (a) |_|
                                                                       (b) |_|

-------------------------------------------------------------------------------
3      SEC USE ONLY


-------------------------------------------------------------------------------
4      SOURCE OF FUNDS (See Instructions)

             AF

-------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(e) or 2(f)                                                  |_|


-------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

-------------------------------------------------------------------------------
7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,377,847

-------------------------------------------------------------------------------
8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                  |_|


-------------------------------------------------------------------------------
9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             34.1%(2)
-------------------------------------------------------------------------------
10     TYPE OF REPORTING PERSON (See Instructions)
             CO

-------------------------------------------------------------------------------


---------------

    (2) Merck & Co., Inc. ("Merck"), MC Subsidiary Corp. ("Merger Sub") a direct wholly owned subsidiary of Merck, and SIBIA Neurosciences, Inc. ("SIBIA") entered into an Agreement and Plan of Merger (the "Merger Agreement") as of July 30, 1999 providing for, among other things, the merger of SIBIA with and into Merger Sub. Simultaneously with the execution and delivery of the Merger Agreement, Merger Sub entered into a Shareholders Agreement dated July 30, 1999 (the "Shareholders Agreement") with certain shareholders of SIBIA (the "Lock-up Shareholders") as follows: (i) The Salk Institute for Biological Studies - 1,933,461 shares; (ii) Skandigen AB - 986,696 shares; and (iii) William T. Comer
- 267,900 shares and 189,790 options exercisable within 60 days. Under the Shareholders Agreement, the Lock-up Shareholders have agreed, subject to the terms thereof, to tender all of their shares of SIBIA Common Stock to Merger Sub pursuant to the tender offer described in the Merger Agreement, and to vote their shares in favor of the merger described in the Merger Agreement. The Lock-up Shareholders have also granted Merger Sub a proxy to vote their shares, representing approximately 34.1% of the issued and outstanding shares of SIBIA Common Stock as of July 23, 1999, in favor of the merger. Simultaneously with the execution and delivery of the Merger Agreement, Merck also entered into an Option Agreement (the "Company Option") pursuant to which SIBIA has granted to Merck an option to purchase 1,931,050 shares of Common Stock, subject to the terms thereof. If this option were to be exercised and these shares were issued to Merck and outstanding, such shares would, together with the shares subject to the Shareholders Agreement, represent approximately 44.9% of the issued and outstanding shares of SIBIA Common Stock as of July 23, 1999.

      The foregoing summary of the Shareholders Agreement and Company Option is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 14D-1.

      This Tender Offer Statement on Schedule 14D-1 relates to a tender offer by MC Subsidiary Corp., a Delaware corporation ("Offeror") and a direct wholly owned subsidiary of Merck & Co., Inc., a New Jersey corporation ("Parent"), to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of March 17, 1997, and amended as of July 30, 1999, between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), of SIBIA Neurosciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and which are incorporated herein by reference. Offeror has been formed by Parent in connection with the Offer and the transactions contemplated thereby.

ITEM 1. SECURITY AND SUBJECT COMPANY.

      (a) The name of the subject company is SIBIA Neurosciences, Inc. The address of the principal executive offices of the Company is 505 Coast Boulevard South, Suite 300, La Jolla, California 92037.

      (b) The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 6 ("Price Range of Shares ") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) through (d), (g) This Schedule 14D-1 is filed by Parent and Offeror. The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent and Offeror") of the Offer to Purchase and in
Schedule I thereto is incorporated herein by reference.

      (e) and (f) None of Offeror or Parent or, to the best of their knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

      (a) and (b) The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Parent and Offeror"), Section 11 ("Background of the Offer") and
Section 12 (Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents) of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

      (b) and (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

      (a) through (c), (e) The information set forth in the Introduction,
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") and Section 13 ("Dividends and Distribution") of the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in the Offer to Purchase is incorporated herein by reference.

      (f) through (g) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares; Stock Quotation; Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) None.

      (b) Not applicable.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

      The information set forth in the Introduction, Section 1 ("Terms of the Offer"), Section 9 ("Certain Information Concerning Parent and Offeror"),
Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents"), Section 13 ("Dividends and Distributions") and Section 14 ("Certain Conditions to the Offer") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

      The information set forth in Section 9 ("Certain Information Concerning Parent and Offeror") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

      (a) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and Offeror") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; The Transaction Documents") of the Offer to Purchase is incorporated herein by reference.

      (b) and (c) The information set forth in Section 15 ("Certain Regulatory and Legal Matters") of the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in Section 7 ("Effect of the Offer on the Market for Shares, Stock Quotation, Exchange Act Registration and Margin Securities") of the Offer to Purchase is incorporated herein by reference.

      (e) None.

      (f) The information set forth in the Offer to Purchase, a copy of which is attached as Exhibit (a)(1), and the Letter of Transmittal, a copy of which is attached as Exhibit (a)(2), is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)   Offer to Purchase, dated August 6, 1999.
      (a)(2)   Letter of Transmittal.
      (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
      (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.
      (a)(5)   Notice of Guaranteed Delivery.
      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
      (a)(7)   Joint Press Release, dated August 2, 1999.
      (a)(8)   Press Release issued by Parent on August 6, 1999.
      (b)      Not applicable.
      (c)(1) Agreement and Plan of Merger dated as of July 30, 1999, among Parent, Offeror and the Company.

      (c)(2) Shareholders Agreement dated as of July 30, among the persons listed on Schedule 1 thereto, Parent and Offeror.
      (c)(3) Stock Option Agreement dated as of July 30, 1999, among Parent, Offeror and the Company.
      (c)(4) Confidentiality Agreement dated as of June 23, 1999, between Company and Parent.
      (d)   None.
      (e)   Not applicable.
      (f)   None.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:      August 6, 1999

                                       MERCK & CO., INC.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: Senior Vice President and
                                                 Chief Financial Officer



                                       MC SUBSIDIARY CORP.


                                       By: /s/ Judy C. Lewent
                                          --------------------------------------
                                          Name:  Judy C. Lewent
                                          Title: President

                                  EXHIBIT INDEX


EXHIBIT                       DESCRIPTION NO.                            PAGE NO.
-------                       ---------------                            --------
(a)(l)  --   Offer to Purchase, dated August 6, 1999.

(a)(2)  --   Letter of Transmittal.

(a)(3)  --   Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.

(a)(4)  --   Letter from Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees to Clients.

(a)(5)  --   Notice of Guaranteed Delivery.

(a)(6)  --   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(a)(7)  --   Joint Press Release, dated August 2, 1999.

(a)(8)  --   Press Release issued by Parent on August 6, 1999.

(b)     --   Not applicable.

(c)(1)  --   Agreement and Plan of Merger dated as of July 30, 1999, -- among
               Parent, Offeror and the Company.

(c)(2)  --   Shareholders Agreement dated as of July 30, among the
               persons listed on Schedule 1 thereto, Parent and Offeror.

(c)(3)  --   Stock Option Agreement dated as of July 30, among the
               Parent, Offeror and the Company.

(c)(4)  --   Confidentiality Agreement dated as of June 23, 1999
               between Company and Parent.

(d)     --   None.

(e)     --   Not applicable.

(f)     --   None.